Michael E. Tenta	VIA EDGAR
(650) 843-5636
mtenta@cooley.com

July 7, 2008

Securities and Exchange Commission

Attention:	Kathleen Collins
Mark Shuman
Evan Jacobson
Kari Jin

100 F Street, N.E.

Washington, D.C. 20549

Re:	Procera Networks, Inc.
Form 10-K for Fiscal Year Ended December 31, 2007
Form 10-K/A for Fiscal Year Ended December 31, 2007
File No. 1-33691

Ladies and Gentlemen:

On behalf of Procera Networks, Inc. (the “Company”), this letter is being submitted in response to comments (the “Comments”) received from the staff of the Commission (the “Staff”) by letter dated June 23, 2008 (the “Letter”), with respect to the Company’s Form 10-K for Fiscal Year Ended December 31, 2007 and Form 10-K/A for Fiscal Year Ended December 31, 2007.

As per a telephone conversation on July 2, 2008 between Ms. Jin of the Staff and the undersigned, this letter serves to confirm a request that the Company be granted an extension of time to provide a response to the Staff’s Letter (the “Response”). The Company respectfully advises the Staff that it is working diligently with internal accounting personnel and its independent accounting firm to prepare the Response.

The Company advises the Staff that it hopes to provide the Response to the Staff on or before Tuesday, July 22, 2008 and will further advise the Staff if it becomes unable to do so.

Please do not hesitate to call me at (650) 843-5636 if you have any questions or would like any additional information regarding this matter.

FIVE PALO ALTO SQUARE, 3000 EL CAMINO REAL, PALO ALTO, CA 94306-2155  T: (650) 843-5000  F: (650) 849-7400  WWW.COOLEY.COM

Sincerely,

Cooley Godward Kronish LLP

By:	/s/ Micheal E. Tenta
Michael E. Tenta, Esq.

cc:	James F. Brear – Procera Networks, Inc.
Thomas H. Williams – Procera Networks, Inc.
Eric C. Jensen - Cooley Godward Kronish LLP